FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of October 31, 2007

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated October 31, 2007 regarding Pixelplus’ Reporting of Financial Results for Fiscal Third Quarter 2007

Exhibit 99.1

Pixelplus Reports Financial Results for Fiscal Third Quarter 2007

Press Release

SEOUL, South Korea, October 31, 2007 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced unaudited financial results for the third quarter of fiscal 2007, which ended on September 30, 2007.

Revenue for the third quarter of fiscal 2007 was US$5.2 million, compared to US$6.1 million in the second quarter of fiscal 2007, and US$8.1 million in the third quarter of fiscal 2006. The Company’s third quarter revenues were mainly due to lower than expected revenues arising from the Company’s supply of services to a leading Japanese module maker. However, the Company expects this decrease in third quarter revenues acquired from this Japanese module maker to be short-term and temporary, as Pixelplus and the Japanese module maker are in the process of co-developing and transitioning to the Company’s new line of third generation image sensors based on PlusPixel2™ technology.

Net loss in the third quarter of fiscal 2007 was US$1.6 million, or a net loss of US$0.12 per diluted ADS, compared to a net loss of US$1.8 million, or a net loss of US$0.14 per diluted ADS, in the second quarter of fiscal 2007, and a net loss of US$5.2 million, or a net loss of US$0.41 per diluted ADS, in the third quarter of fiscal 2006.

Revenue for the first nine months of fiscal 2007 was US$15.8 million, compared to US$27.3 million for the same period in fiscal 2006. Net loss for the first nine months of fiscal 2007 was US$4.6 million, or a net loss of US$0.35 per diluted share, compared to a net loss of US$13.1 million, or a net loss of US$1.06 per diluted share, for the same period in fiscal 2006.

The Company sold approximately 4.2 million image sensors in the third quarter of fiscal 2007, which represented an increase of about 1.2 million units from its sale of around 3.0 million units in the second quarter of fiscal 2007. Separately, the Company provided approximately 2.2 million image sensors arising from its supply of services to a leading Japanese module maker noted above in the third quarter of fiscal 2007. So, in terms of combined figures, the Company sold and supplied a total of about 6.4 million image sensors in the third quarter of fiscal 2007.

The Company is fully focused and committed to obtaining a major design win to supply its PO4010 CIF ‘System-on-a-Chip’ (“SoC”) image sensors (“PO4010”) for use in upcoming, high volume mobile camera phones of one of the world’s largest mobile phone manufacturers based in Korea. The PO4010 is based on the Company’s PlusPixel2™ technology and is one of the industry’s smallest and most compact with an optical size of 1/11 inch. The PO4010 also uses 0.13 micron process technology, reduces optical form factor, incorporates an on-chip ISP to enhance overall image quality and sensitivity, supports full-motion video capture of 30 frames per second with power consumption of 41 mili-watts, and features a 3.6 micron pixel design which produces a dynamic range of over 100 dB. Pixelplus expects that its PO4010 will be featured in the Korean mobile phone manufacturer’s 3G mobile phones with dual camera functionality which utilize two image sensors, a CIF image sensor for videoconferencing and a higher megapixel image sensor for taking digital photos. Although the Company has encountered some very minor and unexpected delays, its PO4010 is currently in the final stages of testing and inspection by the Korean mobile phone manufacturer, and the Company is confident that it will be in a position to secure a design win in the fourth quarter of 2007 and ship its PO4010 to that Korean manufacturer starting in the first quarter of 2008.

In parallel, the Company is working vigorously and continues to demonstrate samples of its PO4010 to other global first and second-tier mobile phone manufacturers in Korea. As the feedback Pixelplus has received from these other Korean mobile phone manufacturers has been positive and consistent with the Company’s expectations, Pixelplus hopes to acquire separate design wins from them beginning in the first half of 2008.

Separately, earlier this year, the Company completed a co-development agreement with the leading Japanese module maker discussed above to jointly develop enhanced PO5030 VGA SoC image sensors (“PO5030”). In July 2007, the Company unveiled samples of its PO5030, which features its PlusPixel2™ technology and is one of the industry’s smallest and most compact with an optical size of 1/10 inch based on 2.2 micron pixel size. Based on its co-development with the Japanese module maker, the Company believes it will be in a position to furnish the PO5030 to module makers and mobile phone manufacturers starting in the first quarter of 2008, and also is currently expanding such co-development to include the 1.3, 2.0, and 3.2 megapixel SoC image sensors, as well as higher and more advanced megapixel SoC image sensors, based on PlusPixel2™ technology.

Finally, in the third quarter of 2007, the Company completed development and introduced samples of its PO6030 VGA SoC image sensors (“PO6030”) through Pixelplus’ foundry partner in Taiwan. Based on the Company’s PlusPixel2™ technology in 0.13 micron CMOS process, the PO6030 integrates advanced ISP algorithms and refined 3.6 micron pixel array in a 1/6.2 inch optical format, and delivers enhanced and sharper image quality in low light conditions. This can be attributed to functional features which have been added and fortified in the pixels and the ISP engine embedded in the PO6030. Compared to its predecessors and earlier models, the PO6030’s smaller, more efficient, and ultra-compact chip-size and cutting-edge pixel design and architecture enable this product to display reduced noise and distortion, greater color uniformity and consistency, and improved dynamic range and optical performance. The Company is pleased with the PO6030 as it provides high quality images and reduces optical form factor for mobile and non-mobile applications, and expects that those qualities will effectively address customers’ demands. Given the highly customized characteristics of the PO6030, the Company continues to work closely with its foundry partner in Taiwan and believes that it is well positioned to develop new business, increase revenues, and strengthen its market share in the VGA SoC image sensor industry, especially in China where market demand for VGAs remains solid.

Gross margin for the third quarter of fiscal 2007 was roughly 26%, compared to approximately 36% in the second quarter of fiscal 2007.

The Company’s operating expenses in the third quarter of fiscal 2007 were around US$3.6 million, compared to about US$4.1 million in the second quarter of fiscal 2007, and approximately US$4.6 million in the third quarter of fiscal 2006.

The Company expects its revenues in the fourth quarter of fiscal 2007 to be a little lower than its revenues sustained in the third quarter of fiscal 2007. This is mainly because Pixelplus is currently undergoing a transition from selling its older generation products to selling its new third generation products based on PlusPixel2™ technology, and the Company’s revenues arising from new business and design wins which it may acquire in the fourth quarter of 2007 would most likely be recognized thereafter.

“We remain fully committed to achieving our long-term growth targets and business strategies though developing new products, entering new markets, and securing new design wins, and we are very confident that our new SoC image sensors based on PlusPixel2™ technology will enable us to achieve our goals in the fourth quarter of 2007 and also in 2008,” said Dr. S.K. Lee, CEO of Pixelplus. “Although we are not pleased with our revenues in the third quarter, we are currently transitioning and moving away from marketing and selling our older generation products to marketing and selling our new third generation products and firmly believe we will be able to improve our revenues in 2008 based on new design wins and business which we expect to acquire beginning in the fourth quarter of 2007. Our new products continue to perform in line with our expectations, and we have more products in various stages of development and deployment than ever in our history. In addition, we are very encouraged that we continue to effectively manage our cash balance and operating expenses, and believe this demonstrates that we have significantly lowered our breakeven point over the course of the last few quarters. We are also highly focused on developing our core strategic business in Korea and abroad, especially with several top-tier Korean mobile phone manufacturers and also with a leading Japanese module maker, and will do everything possible to ramp new sources of revenue in moving forward.”

Pixelplus will hold an investor conference call at 5:00 PM Tuesday, October 30 (New York) / 10:00 PM Tuesday, October 30 (London) / 5:00 AM Wednesday, October 31 (Hong Kong/Singapore) / 6:00 AM Wednesday, October 31 (Seoul/Tokyo). To access the Pixelplus investor call, please dial one of the following numbers: +1 480 629 9562 (North America) / +44 20 7190 1596 (Europe) / +81 3 3570 8179 (Asia). To obtain replay details for the call, available for a limited time, please contact Taylor Rafferty at the numbers provided below.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the U.S. Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing, or unanticipated events or circumstances. The financial results for the third quarter of 2007 contained in this document have not been audited by Pixelplus’ independent registered public accountants.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu

Suwon-si, Gyeonggi-do, 443-766

Republic of Korea

+82-31-888-5300

OR

Taylor Rafferty:

London – Emilia Whitbread at +44 (0) 20 7614 2900

New York – Allon Bloch at +1 212 889 4350

Tokyo – Jason Wagers at +81 (0) 3 3221 9513

Email pixelplus@taylor-rafferty.com

Pixelplus Co., Ltd.

Consolidated Statements of Operations

(In thousands of USD, except per ADS data)

(Unaudited)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Revenues	5,150	8,126	15,783	27,287
Products	4,667	6,043	11,141	22,799
Services	483	2,083	4,642	4,488
Cost of revenues	3,803	9,279	11,081	26,455
Products	3,712	8,678	9,928	25,373
Services	91	601	1,153	1,082

Gross profit	1,347	(1,153)	4,702	832

Operating expenses	3,584	4,600	10,650	14,097
Selling, general and administrative	2,239	2,868	6,584	9,805
Research and development, net of government grants	1,345	1,732	4,066	4,292

Income(loss) from operations	(2,237)	(5,753)	(5,948)	(13,265)

Other income(expense)
Interest income(expense), net	72	52	185	318
Foreign exchange gain (loss), net	3	71	10	(1,148)
Reversal of Allowance for Doubtful Accounts	89	0	801	0
Gain from sales of securities	482	0	482	0
Others, net	11	(6)	(114)	22

Income(loss) before income taxes, gain from equity method investments, dilution gain and minority interest	(1,580)	(5,636)	(4,584)	(14,073)
Income tax expenses	0	0	0	0
Income(loss) before gain from equity method investments, dilution gain and minority interest	(1,580)	(5,636)	(4,584)	(14,073)

Gain from equity method investments, net	0	0	0	30
Dilution gain from equity method investment and consolidated subsidiary	0	0	0	0
Minority interest	0	473	0	918

Before cumulative effect of change in accounting principle	(1,580)	(5,163)	(4,584)	(13,125)
Cumulative effect of change in accounting principle	0	0	0	0

Net income (loss)	(1,580)	(5,163)	(4,584)	(13,125)

Accretion of preferred shares	0	0	0	0

Net loss attributable to common shareholders	(1,580)	(5,163)	(4,584)	(13,125)

Loss per ADS – basic and diluted	(0.12)	(0.41)	(0.35)	(1.06)

ADSs used in computing loss per ADS – basic and diluted	13,170,712	12,554,422	13,013,266	12,390,136

Pixelplus Co., Ltd.

Consolidated Balance Sheets

(In thousands of USD, except per ADS data)

(Unaudited)

	Sept. 30, 2007	Dec. 31, 2006
Assets
Cash and cash equivalents	1,239	13,380
Restricted cash	5,473	1,035
Accounts receivable, net	3,264	5,461
Inventories, net	4,399	5,457
Other current assets	2,399	2,457

Total current assets	16,774	27,790

Other non current assets	6,830	6,787

Total assets	23,604	34,577

Liabilities, minority interest and Shareholders’ equity
Trade accounts payable	1,722	3,679
Other accounts payable	887	1,430
Short-term borrowings	4,378	8,134
Other current liabilities	362	1,225

Total current liabilities	7,349	14,468

Long-term borrowings	46	182
Other non current liabilities	658	513

Total liabilities	8,053	15,163

Minority interest	0	0

Series A convertible redeemable preferred stock	0	0

Shareholders’ equity
Common stock	3,648	3,516
Additional paid-in capital	43,777	43,231
Accumulated other comprehensive loss	(126)	(168)
Accumulated deficit	(31,748)	(27,165)

Total Shareholders’ equity	15,551	19,414

Total liabilities, minority interest and Shareholders’ equity	23,604	34,577

The Company’s functional currency on a consolidated basis is the Korean won. The U.S. dollar amounts disclosed in the financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 913.6 Korean won to one U.S. dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on September 30, 2007. Such conversions should not be construed as representations that the Korean won amounts represent, have been, or could be, converted into, U.S. dollars at that or any other rate. Please note that the numbers specified for the fiscal year 2006 in the financial statements provided in the Company’s Form 20-F, which were converted at the rate of 930.0 Korean won to one U.S. dollar in effect on December 31, 2006, are different from the numbers specified for the fiscal year 2006 in the above financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

October 31, 2007